SEC #1-13812

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E.
8/1/02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of August 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.

Date August 2, 2002

By: ____________________
FOR Kathryn A. Church
Corporate Secretary

PACIFIC RIM
MINING CORP.

PMU News Release #02-10
TSX, AMEX Symbol PMU

August 2, 2002

HIGH-GRADE GOLD INTERSECTED ON EL DORADO DRILL PROGRAM

Pacific Rim Mining Corp. is pleased to announce the latest results from its on-going diamond drill program and further drill target generation on surface at the El Dorado gold project located in El Salvador. Assay results for the bottom 70 meters of P02-204, and all of P02-205 and P02-206 have been received and assays are pending for an additional four holes.

A summary of the latest drill results is presented in the following table:

Hole No.	Vein Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter-section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P02-204* (results from 320m to 390 m EOH)	Moreno, Varicose	301,580/534,508	270/54	341.6 345.65	341.85 346.2	0.25 0.55	unknown unknown	26.78 9.39	183 57
P02-205	El Dorado, Minita	301,578/533,867	72/50	373.1	384.15	11.05	9.75	9.33	56
P02-206	Moreno, Minita, El Dorado	301,304/534,297	270/50	142.05	143.4	1.35	1.10	55.49	159

P02-204 from surface to 320 m down hole was presented in NR #02-08 and included no significant results

A drill plan map is available at our website www.pacrim-mining.com

ABOUT THE DRILL RESULTS

Assays for the deeper portions of P02-204 intersected several narrow, high-grade veins that do not correlate with any known veins at the surface and hence, their orientation and true width are undetermined. These intersections include: a drill thickness of 0.25 m averaging 26.78 g/t Au at a down hole depth of 341.6 m; and, 0.55 m averaging 9.39 g/t Au at a depth of 345.65 m.

Drill hole P02-205 was designed to pass through the El Dorado vein at an elevation of 200 m and the Minita vein at an elevation of 100m, which falls within the Productive Interval range of 100 to 250 m above sea level. Assays from the El Dorado vein were below the 6g/t Au cutoff, however the Minita vein intersection returned 9.33 g/t Au and 56 g/t Ag over a true width of 9.75 m. This intercept pierces the Minita vein system approximately 60 meters below and to the north of previous drilling in the high grade zone of this vein, which places it along the rake of, but outside the current Minita resource area. As such, this intersection may contribute to an expansion of the current high-grade Minita resource.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Drill hole P02-206 was designed to test the southern Moreno, the southern Minita and the El Dorado veins. The southern Minita vein averaged 55.49 g/t Au and 159 g/t Ag over a true width of 1.1 m. This intersection is at an elevation of approximately 295 m ASL and is roughly 50 m south of the Minita resource area. Follow-up drilling to further explore this area is warranted by this result and will commence in the coming months.

"We are very pleased with the results of the El Dorado drill program to date. High-grade gold mineralization has been identified both north and south of the existing resource (which may eventually result in an expansion of this resource) as well as on other veins in the vicinity. There are many high-quality targets that remain to be drill tested both in the center of the project area where our Phase 1 drilling is concentrating, and elsewhere on this large property," states Tom Shrake, CEO. "Pacific Rim is well-financed and in a strong position to continue to advance the El Dorado project," adds Catherine McLeod-Seltzer, President.

NEW TARGETS DEVELOPING FROM CONTINUED SURFACE WORK

Coincident with drilling, work continues on the development of additional drill targets through surface exploration. Mapping and outcrop/trench sampling has identified two obvious targets in the area north of the Minita resource. Two samples collected from the Minita 3 vein assayed 15.38 g/t Au and 13.63 g/t Au over a width of 0.1 m.

Additionally, the southern extension of the Nueva Esperanza vein has been sampled 150 m south of where previous shallow drilling tested this vein and 500 m NNE of the Minita resource. Two separate samples were taken across the vein that averaged 21.03 g/t Au and 12.26 g/t Au over widths of 0.95 and 0.6 m respectively.

ABOUT EL DORADO

The El Dorado District is an adularia-sericite type epithermal gold system located in El Salvador that hosts bonanza gold. Over 35 known quartz veins have been identified and these veins have a total strike length of over 18 kilometers. Diamond drilling by previous workers concentrated on shallow, near-surface intervals. Limited past drilling at deeper intervals demonstrated that the highest grade gold was encountered in a "Productive Interval" that occurs in the elevation range of approximately 100 to 250 meters above sea level (ASL). This equates to a depth below surface of roughly 150 to 300 meters. Only two veins have been systematically drill-tested in the Productive Interval by previous workers. The current drill program is designed to test a number of high-priority vein targets in the Productive Interval seeking high-grade chutes of gold mineralization. The Minita Vein system was mined in the mid-1900's and currently hosts an indicated resource of 799,200 tonnes with an average grade of 13.7 g/t gold and 97.9 g/t silver below the old stopes. This resource totals over 350,000 ounces of high-grade gold. Details of this resource estimate and a summary of the geology of the El Dorado project are presented in a technical report prepared for Dayton Mining Corporation (a predecessor company of Pacific Rim Mining Corp.) by Mr. P. LaCroix, P.Eng (a Qualified Person as defined in National Instrument 43-101) entitled "Resource Update Nueva Esperenza & El Dorado Mine Area – El Dorado Project – El Salvador", dated February 8, 2002. The report is summarized in Dayton's most recent Annual Information Form, available on SEDAR.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

43-101 DISCLOSURE

Pacific Rim's exploration work on the El Dorado project is being supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the drill results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim's drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. This includes splitting the drill core, collecting one half for assay and retaining the other half for future reference, uniquely labelling and bagging each sample, limiting access to drill core and samples, storing samples in a secure environment and promptly shipping samples to a North American laboratory. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

On behalf of the board of directors,

"Thomas C. Shrake"

Thomas C. Shrake
CEO

For further information call
Toll Free: 1-888-775-7097 or
(604) 689-1976, or visit
www.pacrim-mining.com

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. These risks and uncertainties include but are not limited to the expected size of the Company's current drill program and the potential for discovering additional gold mineralization. Pacific Rim's disclosure of these results follows National Instrument 43-101.

The TSE and The AMEX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

#2393 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com